EXHIBIT 23.02

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intersil Corporation:

We consent to the use of our reports dated  February 28, 2011, with respect to the consolidated balance sheets of Intersil Corporation and subsidiaries as of December 31, 2010 and January 1, 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference.

Our report refers to a change in accounting for other-than-temporary impairments of debt securities.

/s/ KPMG LLP

May 13, 2011
Orlando, Florida
Certified Public Accountants